Pimco Corporate Income Fund

Annual Shareholder Meetings Results

The Fund held its annual meeting of shareholders on December 15, 2005. Common and or Preferred shareholders voted to reelect the Trustee as per the results below:

                                                              Withheld
                                          Affirmative        Authority

Reelection of Robert E. Connor
   to serve until 2007                    30,675,778          309,735
Reelection of Hans W. Kertess*
   to serve until 2007                        10,098               38


Paul Belica, David C. Flattum*, John J. Dalesandro II and R. Peter Sullivan III, continue to serve as Trustees of the Fund.


*   Preferred Shares Trustee